April 25, 2006

Via Facsimile (212) 751-4864 and U.S. Mail

John E. Sorkin, Esq.
Latham & Watkins LLP
885 Third Avenue
New York, NY  10022

Re:	Schering AG
	Schedules TO-C filed March 24, 27, 28, 29, and 30, 2006,
		by Dritte BV GmbH and Bayer Aktiengesellschaft Schedule TO-T filed April 13, 2006, as amended April 14,
2006,
		by Dritte BV GmbH and Bayer Aktiengesellschaft
	SEC File No. 005-59757

Dear Mr. Sorkin:

      We have reviewed the filings listed above and have the
following comments.   Where indicated, we think you should revise
the
Schedule TO-T and the Offer Document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

      Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. All defined terms used here have the same meaning as in your offer materials.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-C filed March 24, 2006 (dated March 23, 2006)
1. We note in exhibit 99.1 to this filing the disclaimer that you do not "assume any liability whatsoever to update these forward-looking statements or to conform them to future events or developments" relating to this offer. We note a similar disclaimer in several other documents filed subsequent to this filing. This disclaimer is inconsistent with your obligations under Rule 14d-6(c) to amend the
Schedule to reflect a material change in the information previously disclosed. Please avoid using this statement in all future communications relating to the tender offer.

Schedule TO-C filed March 24, 2006
2. We note a reference in exhibit 99.6 to a Stockholders` Newsletter that appears to have been delivered to your security holders. Please tell us where you have filed this newsletter. Alternatively, please file it.
3. We note in exhibit 99.8 that your presentation included several charts. Please revise your filing to include the charts or the information required by Rule 304 of Regulation S-T.

Offer Document

General
4. Please update the disclosure to reflect the latest developments concerning antitrust clearance from the US antitrust authorities.

Performance of the Voluntary Offer...., page 4
5. Here and in several other places in the Offer Document, you assert that "any contract arising out of the acceptance of this Offer shall be governed exclusively by and construed exclusively in accordance with German law." Please explain, with a view to revised disclosure, how the US federal securities laws protect Schering security holders, whether they tender into the Offer or not. In addition, expand the existing disclosure to highlight the most important provisions of German law that you believe will govern, and how it may impact tendering security holders. Please provide similar disclosure where you make the same statement later in the Offer Document.

Dissemination of this Offer Document and Acceptance of this Offer, page 5
6. It is our understanding from your exemptive request letter dated
April 12, 2006 that in addition to mailing the Offer Document upon request, Bayer would also coordinate with the operator of the Clearstream system, custodian institutions and the ADS depositary to mail the Offer Materials to beneficial holders of Schering ordinary shares. We do not see disclosure about these efforts here or in the preceding section where you discuss the method of dissemination of the Offer Document. Please advise.
7. We note that you undertake to mail this Offer Document to any Schering security holder who requests it. Given the length of the offer period, advise whether you will mail a revised Offer Document amended to reflect changes made in response to these comments, once that document becomes available.

Summary of the Offer, page 7
8. The Summary section should be revised to describe (i) the withdrawal rights afforded to tendering Schering security holders, including the cut off and reinstatement of those withdrawal rights after a certain period of time and pending receipt of antitrust clearance; (ii) the payment process, including the anticipated length of time it will take for you to pay for tendered securities; and
(iii) any plans with respect to Schering Shares that remain outstanding after this Offer, such as a mandatory offer under German law or other "squeeze out" mechanism, or their continued listing on relevant exchanges.

Additional Acceptance Period, pae 14
9. Clarify whether conditions other than regulatory approvals may survive the expiration of the Initial Acceptance Period.

Right of Withdrawal, page 17
10. See our comment above directed to the disclosure in the Summary section. The disclosure here about withdrawal rights does not explain the nature of limits on tendering security holders` ability to withdraw tendering Shares. We are concerned that a meaningful discussion of withdrawal rights does not appear until Section 14 of the Offer Document, on page 45. This is troubling, given that the withdrawal rights provided here are different from what is customary in a US offer.

Conditions of the Offer - Waiver of Conditions, page 25
11. We note that you may waive some or all of the offer conditions and reduce the Minimum Acceptance Threshold up to one day prior to the expiration of the initial Acceptance Period. Please revise to state what, if any, extension you expect to effect in the event you waive or modify a condition.

The Bidder/Bayer AG - Description of the Bidder, page 27
12. With respect to your disclosure in the last paragraph of section
8.1, please tell us why you need to qualify your disclosure "as far as [the filing persons] are aware." What prevents you from knowing and disclosing this information? Please explain or delete the qualifiers. Also apply this comment to sections 8.2.1 and 8.6.

Background of the Offer - General Background of the Offer, page 34
13. With respect to your disclosure at the end of the first paragraph of this section, please tell us, with a view toward revised disclosure, whether discussions about transactions with Schering other than a merger took place prior to March 13, 2006.

Intentions of the Bidder and Bayer AG with Regard to Schering AG, page 36
14. Please provide additional disclosure concerning Bayer`s plans for
Schering security holders who do not tender into the Offer. That is, to the extent Bayer receives tenders representing less than 95% of the outstanding Schering Shares, will it seek to purchase additional
Shares in the open market or otherwise? Will it be required to conduct a mandatory second step offer under German law? If so, what will be the timing and the price of such a second step offer? What are the limitations on Bayer`s ability to squeeze out remaining holders after a mandatory offer?

Expected Effects of a Successful Offer - Bayer Group, page 42
15. We note that the pro forma adjustments presented do not reflect the effects of the acquisition as would be reported under IFRS. Further, the pro forma information is not accompanied by a reconciliation to U.S. GAAP. Finally, the content and format of your presentation does not comply with Article 11 of Regulation S-X. Please explain to us your purpose for including this information in your Offering Document. Explain whether the information has been included solely to comply with local law, and if so, whether the presentation content and format in fact complies with such law. Absent a compelling reason for retaining these disclosures as they are currently presented, please remove them through amendment, or revise them in a manner consistent with Article 11 of Regulation S-X that includes all IFRS adjustments and a U.S. GAAP reconciliation.

Financing the Offer - Bridge Financing, page 39
16. Please disclose the current interest rate applicable to your bridge loan facilities and (on page 40) to your syndicated loan facilities. Also, specify the reference period for the EURIBOR reference rate applicable to these facilities.

Possible Effects on Schering Securityholders who do not Accept the Offer, page 44
17. Provide more details about the circumstances under which Bayer would seek to delist the Schering Shares? Is there any level of acceptances upon which it believes delisting would become likely?

Taxes - Certain U.S. Federal Income Tax Consequences, page 47
18. We note the subheading of your disclosure and the first sentence of this section that sets forth "certain" federal income tax consequences of the tender offer. Please ensure that you discuss all such material consequences.
19. Delete the reference to this discussion being for "general information only." Security holders are entitled to rely upon the discussion.

Closing Comments

      As appropriate, please amend your filing and respond to these comments promptly. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Tina Chalk, Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Special Counsel
						Office of Mergers and Acquisitions
John E. Sorkin, Esq.
Latham & Watkins LLP
April 25, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE